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                                                                   APRIL 2, 2015

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                        FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                              FILE NO. 333-201861

           MEMORANDUM RESPONDING TO COMMISSION ORAL WRITTEN COMMENTS
                              DATED MARCH 31, 2015
           PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

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     Set out below are responses to oral comments received from Sonny Oh of the
Securities and Exchange Commission ("Commission") staff on March 31, 2015 relating to the registration statement (the "Registration Statement") under the Securities Act of 1933 on Form S-3 filed with the Commission by MetLife Insurance Company USA ("MetLife") on February 4, 2015 for "MetLife Target Maturity."

1.   STAFF COMMENT:
     -------------

PLEASE REPLACE THE DELETED LANGUAGE REGARDING CIVIL UNIONS WITH THE UPDATED LANGUAGE REGARDING THE DEFINITION OF SPOUSES FOR PURPOSES OF THE INTERNAL REVENUE CODE.

     RESPONSE:
     --------

     The discussion of the definition of the term "spouse" for Internal Revenue Code purposes typically appears at the beginning of the tax section in MetLife registered insurance products. SEE page 20 of the marked courtesy copy of Pre-Effective Amendment No. 1 to the Registration Statement (the "Amendment") that will be filed on April 10, 2015.

2.   STAFF COMMENT:
     -------------

(A) UNDER THE HEADING "SECTION 403(B) COLLATERALIZED LOANS," DISCLOSE THE DOLLAR AMOUNT OF THE LOAN LIMIT.

     RESPONSE:
     --------

     Section 403(b) collateralized loans are not available and the entire section has been deleted.

(B) DISCLOSE WHERE INFORMATION REGARDING THE CURRENT RATE OF INTEREST IS AVAILABLE.

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     RESPONSE:
     --------

     Section 403(b) collateralized loans are not available and the entire section has been deleted.

3.   STAFF COMMENT:
     -------------

PLEASE ADD DISCLOSURE ON PAGE 16 UNDER THE HEADING "ANNUITY OPTIONS" REGARDING THE IMPACT OF CHOOSING LESS FREQUENT PAYMENTS.

     RESPONSE:
     --------

     Comment complied with. SEE page 16 of the Amendment.

4.   STAFF COMMENT:
     -------------

PLEASE CONFIRM THAT THE "FEDERAL TAX CONSIDERATIONS" SECTION HAS BEEN UPDATED.

     RESPONSE:
     --------

     MetLife confirms that the "Federal Tax Considerations" section has been updated appropriately.

5.   STAFF COMMENT:
     -------------

(A) PLEASE UPDATE THE INCORPORATION BY REFERENCE DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF ITEM 12(C)(1-2) IN FORM S-3

     RESPONSE:
     --------

     Comment complied with. SEE page 32 of the Amendment.

(B) PLEASE CONFIRM THAT THE TELEPHONE NUMBERS IN THE INCORPORATION BY REFERENCE SECTION ARE CORRECT.

     RESPONSE:
     --------

     MetLife confirms the telephone numbers are up to date.

6.   STAFF COMMENT:
     -------------

PLEASE RETAIN THE DELETED DISCLOSURE IN APPENDIX A REGARDING TRUSTEE CONSIDERATIONS OR EXPLAIN WHY IT WAS DELETED.

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     RESPONSE:
     --------

     Comment complied with. The disclosure that had been marked as deleted was retained. SEE Appendix A of the Amendment.

7.   STAFF COMMENT:
     -------------

PLEASE CONFIRM THAT THE APPLICABLE EXHIBITS REQUIRED BY ITEM 16 OF FORM S-3 HAVE BEEN FILED.

     RESPONSE:
     --------

     MetLife confirms that all applicable exhibits will be filed.

8.   STAFF COMMENT:
     -------------

PLEASE FILE THE REQUESTED "TANDY" REPRESENTATIONS WHEN FILING THE AMENDMENT.

     RESPONSE:
     --------

     Comment complied with. MetLife will file via EDGAR a standard "Tandy" letter along with the Amendment.

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